Exhibit (e)(21)

3200 Walnut Street Boulder, Colorado 80301 Phone: 303-381-6600 Fax: 303-449-5376 www.arraybiopharma.com

June 24, 2019

Nicholas Saccomano

Dear Nicholas,

Array BioPharma Inc., a Delaware Corporation (the “Company”) has approved the modification of the Employment Agreement between the Company and you dated as of May 14, 2014 (the “Employment Agreement”) and the Noncompete Agreement between the Company and you dated as of May 14, 2014 (the “Noncompete Agreement”) on the terms set forth in this letter agreement. Subject to Section 6 of this letter agreement:

1.	Severance. The first sentence of Section 5(e) of your Employment Agreement is hereby amended and restated to read as follows:

“If Employee’s employment is terminated by the Company prior to the end of the term pursuant to any provision other than Section 5(a) or 5(c), then, provided Employee executes the release described in Section 5(g) below and complies with his obligations under the Confidential Information Agreement and Noncompete Agreement incorporated by reference in Sections 6 and 7 of this Agreement: (i) the Company shall pay as severance to Employee an amount equal to the product of (x) 1.5 and (y) the sum of Employee’s annual base salary and annual target bonus amount, which total amount shall be paid in equal semi-monthly installments in accordance with the Company’s standard payroll practices, subject to all applicable deductions and withholdings (the “Cash Severance”); (ii) provided Employee timely elects, and remains eligible for, continued group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (“COBRA”), the Company shall pay COBRA premiums to maintain Employee’s health insurance coverage for eighteen months; and (iii) the Company shall cause any issued but unvested equity scheduled to vest in the year of termination to immediately vest; provided, however, that this sentence shall not diminish the vesting contemplated by 5(f) below in connection with a Change of Control (collectively “Severance Benefits”). Solely for purposes of calculating the Cash Severance described in this Section 5(e)(i) above, (x) Employee’s annual base salary shall be $431,200 or, if higher, the annual base salary as increased after the Change of Control that is in effect at the time of Employee’s termination, and (y) Employee’s annual target bonus amount shall be 40% of such annual base salary or, if higher, the annual target bonus percentage of such annual base salary as increased after the Change of Control that is in effect at the time of Employee’s termination.”

2.	Excise Tax Restoration Payment.

(a)    If any payment or benefit received or to be received by you (including any payment or benefit received in connection with the Transaction or the termination of your employment, whether pursuant to the terms of your Employment Agreement, this letter agreement or any other plan, arrangement or agreement) (all such payments and benefits, excluding the Gross-Up Payment (as defined below), being hereinafter referred to as the “Total Payments”) will be subject (in whole or part) to any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended from time to time (the “Excise Tax”), then, subject to the provisions of subsection (b) of this Section 2 of the letter agreement, the Company shall pay you or the applicable taxing authority an additional amount (the “Gross-Up Payment”) such that the net amount of the Gross-Up Payment retained by you (or paid to the applicable taxing authority), after deduction of any federal, state and local income and employment taxes and Excise Tax upon the Gross-Up Payment shall be equal to the Excise Tax imposed on the Total Payments. The Gross-Up Payment will be paid to you or the applicable taxing authority as soon as practicable following the date that all applicable taxes, interest and penalties associated with the Total Payments and the Gross-Up Payment are remitted to the appropriate taxing authority or authorities, but in no event prior to the Closing (nor shall any Excise Tax be remitted to any taxing authority prior to the Closing) or later than the last day of the year in which such remittance(s) is made. Notwithstanding any other provision of this Section 2, the Company may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for your benefit, all or any portion of any Gross-Up Payment, and you hereby consent to such withholding.

(b)    In the event that the present value (as determined in accordance with Section 280G of the Internal Revenue Code of 1986, as amended from time to time (the “Code”)) of the portion of the Total Payments that constitutes “parachute payments” (within the meaning of Q&A-2(a) of Section 280G of the Code) is less than 110% of 2.99 times your “base amount” (within the meaning of Section 280G(b)(3) of the Code), then subsection (a) of this Section 2 of the letter agreement shall not apply and the amounts payable to you under your Employment Agreement, this letter agreement or any other plan, arrangement or agreement may, in the discretion of the Company, be reduced (but not below zero) to the maximum amount which may be paid hereunder without you becoming subject to the Excise Tax (such reduced payments to be referred to as the “Payment Cap”). In the event that you receive reduced payments and benefits as a result of application of this Section 2(b), such reduction shall be made first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A and next with respect to amounts that are deferred compensation and in the following order within each such category: (i) equity-based payments that may not be valued under Treas. Reg. § 1.280G-1, Q&A-24(c) (“24(c)”), (ii) cash-based payments that may not be valued under 24(c), (iii) equity-based payments that may be valued under 24(c), (iv) cash payments that may be valued under 24(c), and (v) other types of benefits. Notwithstanding subsection (a) of this Section 2 of the letter agreement, (A) the Gross-

Up Payment shall not exceed $1,300,000 (the “Gross-Up Payment Cap”) unless otherwise increased in the sole discretion of the Company and (B) the Gross-Up Payment Cap may be reduced or eliminated entirely in the Company’s sole discretion if determined by the Company to be reasonably necessary in order to satisfy obligations of the Company outstanding prior to the date hereof to provide gross-up payments to other Company employees, in which case you shall be responsible for the payment of the Excise Tax. Any determinations in respect of adjustments to the Gross-Up Payment Cap shall be made prior to Closing by the board of directors (or the compensation committee thereof) of the Company.

(c)    For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, Golden Parachute Tax Solutions LLC shall make all calculations and Morgan, Lewis and Bockius LLP shall make all legal determinations (the foregoing advisors, collectively, the “280G Counsel”). Prior to the payment date set forth in subsection (a) of this Section 2 of the letter agreement, the Company shall provide you with the 280G Counsel’s calculation of the amounts referred to in this Section 2(c) of the letter agreement and such supporting materials as are reasonably necessary for you to evaluate the 280G Counsel’s calculation. The opinion and legal determinations of the 280G Counsel shall be binding and conclusive. Neither you nor the Company shall take a tax reporting position that is inconsistent with the determination of the 280G Counsel.

(d)    You shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment or any additional amount in respect thereof. Such notification shall be given as soon as practicable, but no later than ten (10) business days after you are informed in writing of such claim. You shall not pay such claim and the Company shall control the defense of any such claims or disputes, bear all costs related to the defense thereof and, in accordance with subsection (e) of this Section 2 of the letter agreement, indemnify you for any taxes ultimately determined to be payable in respect of the Total Payments to the extent necessary to place you in the position contemplated by subsection (a) of this Section 2 of the letter agreement (or you shall repay the Company to the extent necessary to place you in the position contemplated by subsection (b) of this Section 2 of the letter agreement, if applicable, taking into account the Gross-Up Payment Cap). As a condition to the foregoing, you shall (i) provide to the Company any information requested by the Company relating to such dispute, (ii) take such action in connection with contesting such dispute as the Company shall reasonably request from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, and (iii) cooperate with the Company in good faith in order effectively to defend such dispute. The Company’s control and payment of the associated costs of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder.

(e)    In the event that amounts are paid to you that are finally determined should not have been paid under this Section 2 of the letter agreement, you will repay to the Company, within five (5) business days following the date of such final determination, the portion of the Total Payments (if any) that should have been reduced plus any portion of the Gross-Up Payment that should not have been paid, plus interest on the amount of such repayment at 120% of the rate provided in Section 1274(b)(2)(B) of the Code; provided that with respect to any Gross-Payment remitted to the applicable tax authority, the repayment obligation shall be subject to the receipt by you of a refund from the Internal Revenue Service of such amounts and your maximum repayment obligation shall be the gross amount of such refund. In the event that it is finally determined that amounts that were not paid to you or the applicable taxing authority should have been paid under this Section 2 of the letter agreement, the Company shall make an additional payment in respect of such underpayment, plus interest on the amount of such repayment at 120% of the rate provided in Section 1274(b)(2)(B) of the Code (to the extent that such interest would not constitute an “excess parachute payment” within the meaning of Section 280G(b)(l) of the Code), within five (5) business days following the date of such final determination.

(f)    As a condition to your eligibility for the Gross-Up Payment, you shall cooperate with the Company in good faith in valuing, and the 280G Counsel shall take into account, to the maximum extent possible, the value of, services provided or to be provided by you (including without limitation, your agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant) before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of Section 280G of the Code), such that payments in respect of such services (or refraining from performing such services) may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of Section 280G of the Code and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of Section 280G of the Code in accordance with Q&A-5(a) of Section 280G of the Code.

(g)    As a condition to your eligibility for the Gross-Up Payment, if the Closing is reasonably expected to close in 2020, you shall mitigate the amount of the Gross-Up Payment and other costs related to Sections 280G and 4999 of the Code by exercising vested stock options in a manner that results in income inclusion in 2019.

3.

Noncompetition Period. The first sentence of Section 1(a) of your Noncompete Agreement is hereby amended such that the post-employment period shall be increased to twenty-four (24) months (in place of the twelve (12) months). Your agreement to, and compliance with, the restrictive covenants set forth in your Noncompete Agreement (as modified by this Section 3 of the letter agreement) is a condition of your receipt of all compensation and benefits contemplated by this letter agreement (including the adjustment of the severance formula contemplated by Section 1 of this letter agreement, the Gross-Up Payment and the Retention Award). Accordingly, you agree that, in the event of your violation of any such restrictive covenants, the Company and its Affiliates shall be entitled (without the necessity of any demonstrated economic loss or other actual damage) to (i) cease payment of the severance contemplated by Section 1 of this letter agreement, the Gross-Up Payment and the Retention Award, (ii) your prompt return of any portion of such compensation previously paid or provided, and (iii) injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction in addition to any other legal or equitable remedies it may have.

4.

Retention Award. In connection with the Transaction, you shall be eligible to receive a cash retention award equal to $2,292,600 (the “Retention Award”), which shall vest (i) 25% at the Closing, (ii) 37.5% on the date that is six months after the Closing, and (iii) 37.5% on the date that is twelve months after the Closing, subject to your continued employment through such dates and your compliance with the terms and conditions herein. Notwithstanding the foregoing, in the event that your employment is terminated by the Company without “Cause,” due to death or “Disability,” or for “Good Reason” (each as defined on Exhibit A attached hereto) prior to the vesting of the Retention Award, the Retention Award shall fully vest on the date of such termination subject to your (or, if applicable, your estate’s) execution and nonrevocation of a general release of claims in a form that is acceptable to the Company. Vested amounts shall be paid within thirty (30) days following the applicable vesting date, and in the case of vesting due to a termination of employment, as soon as reasonably practicable following the effective date of the release of claims, provided that payment shall be made no later than sixty-five (65) days after the date of termination. You acknowledge that your eligibility for the Retention Award is in full satisfaction of any obligations that the Company or its Affiliates may have to pay or provide you with future equity awards of the Company, a transaction or retention bonus or any similar entitlements (in connection with the Transaction or otherwise), and that there are no other commitments, whether written or oral, with respect thereto.

5.

The intent of the parties is that payments and benefits under this letter agreement, your Employment Agreement, and any other plans or arrangements in which you participate (together, the “Arrangements”) comply with or be exempt from Section 409A of the Code, as amended and accompanying regulations and other binding guidance promulgated thereunder (“Section 409A”), and the provisions of the Arrangements will be administered, interpreted and construed accordingly. Any payments under the Arrangements that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purpose of Section 409A, each installment payment provided under the Arrangements shall be treated as a separate payment. Any payments to be made under the Arrangements upon a termination of employment shall only be made upon a “separation from service” under Section 409A. To the extent that any reimbursement of expenses or in-kind benefits constitutes “deferred compensation” under Section 409A, (i) such reimbursement or benefit will be provided no later than December 31 of the year following the year in which the expense was incurred; (ii) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year and (iii) the right to reimbursement of expenses or in-kind benefits may not be liquidated or exchanged for any other benefit. Notwithstanding any other provision of the Arrangements to the contrary, if you are considered a “specified employee” for purposes of Section 409A (as determined in accordance with the methodology established by the Company or its Affiliates as in effect on the date of termination), any payment under the Arrangements that constitutes nonqualified deferred compensation within the meaning of Section 409A that is otherwise due to you during the six-month period immediately following your separation from service (as determined in accordance with Section 409A) on account of your separation from service shall be accumulated and paid to you on the first business day of the seventh month following your separation from service (the “Delayed Payment Date”), to the extent necessary to prevent the imposition of tax penalties on you under Section 409A. If you die during the postponement period, the amounts and entitlements delayed on account of Section 409A shall be paid to the personal representative of your estate on the first to occur of the Delayed Payment Date or thirty (30) calendar days after the date of your death. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under the Arrangements comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

6.

The effectiveness of this letter agreement and the terms contained herein are subject to and conditioned upon the consummation of the transactions contemplated by the Agreement and Plan of Merger between the Company and Pfizer Inc. (the “Buyer”) dated as of June 14, 2019 (the “Transaction Agreement”) pursuant to which the Company will be acquired by the Buyer (the “Transaction”, the consummation of which shall be referred to as, the “Closing”). This letter agreement and the terms herein will be null and void and have no force or effect if your employment terminates prior to the Closing, the Closing does not occur or the Transaction Agreement is terminated in accordance with its terms.

7.

No provision of this letter agreement shall be altered, amended, revoked, or waived except by an instrument in writing signed by the party sought to be charged with such amendment, revocation or waiver.

8.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflicts of laws principles thereof, and you and the Company agree to exclusive jurisdiction in the state and federal courts in Colorado.

9.

As used in this letter agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this letter agreement by operation of law, or otherwise. As used in this letter agreement, the term “Affiliate” shall include any company controlled by, controlling or under common control with the Company.

[Signature Page Follows]

Sincerely,

Array BioPharma Inc.

By:	/s/ Ron Squarer
Name:	Ron Squarer
Title:	Chief Executive Officer

AGREED AND ACKNOWLEDGED:

/s/ Nicholas Saccomano
Nicholas Saccomano

[Signature Page to Letter Agreement]

Exhibit A

Definitions

Solely for purposes of Section 4 of this letter agreement:

“Cause” shall have the meaning set forth in your Employment Agreement.

“Disability” shall mean the Company or its Affiliates terminate your employment because you are prevented from performing your duties by reason of illness or incapacity for a continuous period of one-hundred-twenty (120) days. A period of illness or incapacity shall be deemed “continuous” notwithstanding your performance of your duties during such period for continuous periods of less than fifteen (15) days in duration.

“Good Reason” shall mean, without your consent, (a) a material reduction in your base salary, or (b) the employer requiring your primary office to be more than fifty (50) miles from its then current location. In order to terminate employment for Good Reason, you must provide written notice of your intention to terminate employment for Good Reason to the Company within sixty (60) days of having knowledge of the events giving rise to such good reason, which set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination for good reason. The Company shall have thirty (30) days from its receipt of such notice to remedy the condition (and if so remedied, Good Reason shall no longer exist with regard to such condition) and any date of termination for Good Reason shall not be more than one hundred and eighty (180) days after the Good Reason event.

A-1